CORE SCIENTIFIC, INC.

210 Barton Springs Road, Suite 300

Austin, TX 78704

May 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Austin Pattan

Joshua Shainess

Re:	Core Scientific, Inc.

Registration Statement on Form S-1, as amended (File No. 333-262596)

Request for Acceleration of Effective Date

Dear Sirs:

Core Scientific, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 5:00 PM Eastern time, on May 11, 2022, or as soon thereafter as possible, or at such other time as the Company or its counsel may request by telephone to the staff of the Commission. The Company hereby authorizes each of Nicolas H.R. Dumont and Daniel Peale of Cooley LLP, counsel to the Company, to make such a request on its behalf. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Cooley LLP confirming this request.

Once the Registration Statement has been declared effective, please orally confirm that event with Nicolas H.R. Dumont of Cooley LLP at (212) 479-6446, or, in his absence, Daniel Peale of Cooley LLP at (202) 842-7835.

[Signature page follows]

Very truly yours,

Core Scientific, Inc.

/s/ Todd M. DuChene
By:	Todd M. DuChene
Title:	Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

cc:	Nicolas H.R. Dumont

Daniel Peale

[Signature Page to Acceleration Request]